

Mail Stop 7010

May 9, 2008

via U.S. mail and facsimile

Alan W. Rutherford
Executive Vice President and Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, Pennsylvania 19154

> **RE:** **Crown Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 10-K/A#1 for the Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **File No. 0-50189**

Dear Mr. Rutherford:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief